VF 3-7-05

05035947

UNITEDSTATES
\NDEXCHANGECOMMISSION
shington, D.C. 20549

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. AUDITED REPORT
.ORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 5 2005 WASH. D.C. 202 SECTION

SEC FILE NUMBER
8-31270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manhattan Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

166 Millbrook Circle
(No. and Street)

Norwood (City) New Jersey (State) 07648 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT LAPIN 201-664-2200 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz & MacKenzie, CPA's, PC
(Name – *if individual, state last, first, middle name*)

317 Madison Avenue, New York, New York 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

SC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SO 3/16/05

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT LAPIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manhattan Securites Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA BLANCHARD
MY COMMISSION # DD 128799
EXPIRES: August 14, 2006
1-800-3-NOTARY FL Notary Service & Bonding, Inc.
NOTARY PUBLIC STATE OF FLORIDA

Pamela Blanchard
Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANHATTAN SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31,2004 AND 2003

RegenBenzMacKenzie

Board of Directors
Manhattan Securities Corporation
Norwood, New Jersey

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Manhattan Securities Corporation as of December 31, 2004 and 2003 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manhattan Securities Corporation as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United State of America. The information contained in the schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regen, Benz & MacKenzie, CPA's, P.C.

January 26, 2005

MANHATTAN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS

	2004	2003
Current Assets:		
Cash	$ 25,036	$ 4,740
Investments (at cost)	55,150	46,385
Total Current Assets	80,186	51,125
Fixed Assets:		
Office Equipment	4,154	4,154
Leasehold Improvements	3,044	3,044
	7,198	7,198
Less: Accumulated Depreciation	7,198	7,001
Net Fixed Assets	-	197
Other Assets (Note A)	3,060	15,900
TOTAL ASSETS	$ 83,246	$ 67,222

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Current Liabilities:		
Income Taxes and Other Current Liabilities	$ 2,879	$ 6,774
Total Current Liabilities	2,879	6,774
Stockholders' Equity:		
Common Stock, no par value 1,000 shares authorized; 100 shares issued and outstanding	5,000	5,000
Paid in Capital	30,000	30,000
Retained Earnings	45,367	25,448
Total Stockholders' Equity	80,367	60,448
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 83,246	$ 67,222

The accompanying accountants' report and notes are an integral part of these financial statements.

MANHATTAN SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2003	2003
Income:		
Syndication and Other Fees	$ 49,642	$ 30,980
Dividend Income	2,241	4,649
Gain(Loss)on Investments	(13,046)	(5,123)
Total Income	38,837	30,506
Expenses:		
Stationery, Printing and Office	2,808	1,433
Legal and Professional Fees	2,140	2,050
Licensing Costs	1,369	1,715
Travel & Entertainment	6,554	4,231
Depreciation Expense	197	678
Dues & Subscriptions	737	175
Utilities, Rent, Insurance & Misc. Expenses	4,513	1,135
Total Expenses	18,318	11,417
Net Income Before Taxes	20,519	19,089
Provision for Income Taxes (Note B)	600	500
Net Income	$ 19,919	$ 18,589

The accompanying accountants' report and notes are an integral part of these financial statements.

MANHATTAN SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance - January 1, 2003	$ 5,000	$ 30,000	$111,859	$ 146,859
Net Income - 2003	-	-	18,589	18,589
Distribution	-	-	(105,000)	(105,000)
Balance - December 31, 2003	$ 5,000	$ 30,000	$ 25,448	$ 60,448
Net Income - 2004	-	-	19,919	19,919
Balance - December 31, 2004	$ 5,000	$ 30,000	$ 45,367	$ 80,367

The accompanying accountants' report and notes are an integral part of these financial statements

MANHATTAN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2004	2003
Increase (Decrease) in Cash and Cash Equivalents		
Cash Flows From Operating Activities:		
Net Income	$ 19,919	$ 18,589
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	197	678
Increase (Decrease) in Income Taxes and Other Current Liabilities Payable	(3,895)	6,022
Net Cash Provided by Operating Activities	16,221	25,289
Cash Flows From Investing Activities:		
Sales(Purchases) of Investments	(8,765)	77,330
Decrease in Other Assets	12,840	4,200
Net Cash Provided by Investing Activities	4,075	81,530
Cash Flows From Financing Activities:		
Distribution to Stockholder	-	(105,000)
Net Cash Used in Financing Activities	-	(105,000)
Net Increase (Decrease) in Cash	20,296	1,819
Cash - Beginning of Year	4,740	2,921
Cash - End of Year	$ 25,036	$ 4,740

The accompanying accountants' report and notes are an integral part of these financial statements.

MANHATTAN SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31,

	2004	2003
NET CAPITAL		
Total ownership equity from statement of financial condition	$ 80,367	$ 60,448
Less: Non Allowable Assets	3,060	16,097
Total ownership equity qualified for net capital	77,307	44,351
Haircuts on securities:		
Money market and liquid asset funds	501	95
Mutual funds	3,861	3,247
Net Capital	$ 72,945	$ 41,009
AGGREGATE INDEBTEDNESS		
Liabilities from statement of financial condition	$ 2,879	$ 6,774
Total Aggregate Indebtedness	$ 2,879	$ 6,774
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 67,945	$ 36,009
Excess net capital at 1000%	$ 72,657	$ 40,332
Percentage of aggregate indebtedness of net capital	4.0%	16.5%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 72,945	$ 41,009
Differences	-	-
Net Capital Per Above	$ 72,945	$ 41,009

The accompanying accountants' report and notes are an integral part of these financial statements.

MANHATTAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE A: Following is a summary of the significant accounting policies:

Organization

The Company commenced operations on February 15, 1984 as a registered broker-dealer and as successor to the Lapin Investment Company.

Method of Accounting

The Company's accounts are maintained on the accrual basis.

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of the Company's operations is such that variances from estimates of financial statement amounts are not likely to be significant.

Fixed Assets

Fixed assets are depreciated on an accelerated method over the estimated service lives of the respective classes of assets. Expenditures for maintenance and repairs are charged to expense as incurred; expenditures for renewals and betterments are generally capitalized.

Other Assets

Other Assets consist of subscriptions to invest in stock of the NASD.

NOTE B: Income Taxes

The provision for corporate income taxes consists of New Jersey corporate tax. For federal tax purposes the Company is an "S" Corporation. No federal tax has been provided as the income flows through to the shareholder who is personally liable for the tax.

NOTE C: Accounting Control

There were no material inadequacies in the accounting systems, internal control, or in the procedures for safeguarding securities.

NOTE D: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 the Company had net capital of $72,945, which was $67,945 in excess of its required net capital of $5,000.

NOTE E: Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to claims of general creditors.

NOTE F: Fair Value of Financial Instruments

The Company has a number of financial instruments, including cash. The Company estimates that the fair value of all financial instruments at December 31, 2004 does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. None of the financial instruments are held for trading purposes.

MANHATTAN SECURITIES CORPORATION
SCHEDULE OF INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2004 AND 2003

This schedule is not applicable.

The accompanying accountants' report and notes are an integral part of these financial statements.

MANHATTAN SECURITIES CORPORATION
SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
DECEMBER 31, 2004 AND 2003

An exemption from rule 15(c)3-3 is claimed under
Section (K) (2) (A)

Net Capital Required	$ 5,000

The accompanying accountants' report and notes are an integral part of these financial statements.

MANHATTAN SECURITIES CORPORATION
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

This schedule is not applicable.

The accompanying accountants' report and notes are an integral part of these financial statements.

Board of Directors
Manhattan Securities Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Standard Stockbrokerage Co., Inc. (The Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and not capital under rul 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report and considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used anyone other that those specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
January 26, 2005